EXHIBIT 99.7

Press Release

Total and Microsoft partner to drive digital innovation and Net Zero goals

Paris, March 11, 2021 – Total and Microsoft today announced that they have agreed to collaborate as strategic partners to further digital transformation and support progress toward net-zero emissions.

The dynamic development of Microsoft and Total in their respective areas of expertise and their rich histories of innovation brings many concrete opportunities for collaboration over a multi-year timeframe:

•	Total’s global presence and market knowledge can support Microsoft's sustainability objectives, including its 2025 target for renewable energy and contribute to the energy efficiency and carbon footprint reduction efforts of its datacenters.

•	Total will further leverag~~e~~ the cloud platforms of Microsoft. Total has decided to accelerate its IT transformation and leverage the power of Azure for digital transformation projects and for Total Digital Factory. Total will broaden and enrich its existing modern workplace environment, based on Microsoft Office 365 which will provide collaboration and productivity solutions for its employees and its operations. Total will also explore the value of the Power Platform to automate business processes, reduce cost and allow easier access to data for its citizen developers.

•	Explore and co-innovate on areas of collaboration around sustainability, further digital transformation and AI solutions accelerating the transition to a net-zero economy, for example, the deployment of low-carbon and carbon-removal technologies.

As part of its sustainability objectives, Microsoft aims to eliminate its dependency on diesel fuel by 2030. Total, through its affiliate Saft, will support Microsoft in its development of a long-term roadmap to diesel-free operations, initially by helping Microsoft assess the suitability of various Total technologies as part of Microsoft’s portfolio of onsite backup energy assets, including:

•	Diesel genset displacement: Microsoft sees large-scale batteries as a key component on its path to eliminate dependency on diesel fuel, which is used in generators to provide backup power for datacenters. Microsoft and Total established a partnership to assess the long-term feasibility of deploying large batteries as backup power for critical infrastructure. This assessment is being carried out with the help of Saft, a global leader in backup power batteries.

•	Uninterruptible Power Supply (UPS) Batteries play a critical role within Microsoft’s datacenter infrastructure. Saft batteries will provide additional values to help Microsoft improve its specifications to its UPS suppliers and ultimately meet its sustainability goal. Those values are energy savings, higher safety, lower Cobalt, and a self-powered monitoring system to ensure optimized system availability.

Microsoft has made a public commitment to use 100% renewable energy by 2025. Total’s ambition is to reach 35 GW of renewable electrical capacity in 2025 and then nearly 100 GW in 2030. Total will assist Microsoft to secure renewable energy through power purchase agreements (PPAs). A first PPA of 47 MW has been agreed for Microsoft’s Spanish operations.

Microsoft and Total are also working on emerging technologies critical to a net-zero pathway and digital solutions that can accelerate their adoption.

“The rapid development of Total and Microsoft in their areas of expertise brings many opportunities of cooperation for both companies, who are at the forefront of the fight against climate change” said Patrick Pouyanné, Chairman and CEO of Total.  “We are committed to bringing our expertise by selling green electricity to support Microsoft in achieving its sustainability goals, and we’re pleased to rely on Microsoft’s cloud and AI solutions to accelerate our digital transformation. This is fundamental to drive progress towards a world with net-zero emissions”.

“We have an enormous opportunity to use advances in digital technology to reduce greenhouse emissions,” said Satya Nadella, CEO, Microsoft. “Our strategic partnership with Total will apply the comprehensive power of Microsoft cloud platforms to accelerate Total’s transition to new energies and to meet sustainability goals.”

Total, renewables and electricity

As part of its ambition to get to net zero by 2050, Total is building a portfolio of activities in renewables and electricity that should account for up to 40 % of its sales by 2050. At the end of 2020, Total's gross power generation capacity worldwide was around 12 GW, including 7 GW of renewable energy. Total will continue to expand this business to reach 100 GW of gross production capacity from renewable sources by 2030 with the objective of being among the world's top 5 in renewable energies.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

About Saft

Saft specializes in advanced technology battery solutions for industry, from design and development to production, customization and service provision. For 100 years, Saft’s longer-lasting batteries and systems have provided critical safety applications, back-up power and propulsion for our customers. Our innovative, safe and reliable technology delivers high performance on land, at sea, in the air and in space. Saft is powering industry and smarter cities, while providing critical back-up functionality in remote and harsh environments from the Arctic Circle to the Sahara Desert. Saft is a wholly-owned subsidiary of Total.

Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Saft Contacts

Media Relations: +33 1 58 63 16 60 – karen.hollington@saftbatteries.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.